                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b) AND (c) AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                              (Amendment No. 1)(1)



                             OXFORD INDUSTRIES INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                   691497309
                   -----------------------------------------
                                (CUSIP Number)






        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 691497309                     13G
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          WEDGE Capital Management L.L.P.    56-1557450
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          North Carolina
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     532,976
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               532,976
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          532,976 shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          Inapplicable
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   ITEM 1 (A)

Name of Issuer:  Oxford Industries, Inc.

                                   ITEM 1 (B)

Address of Issuer's Principal Executive Offices:  222 Piedmont Avenue, N.E.
                                                  Atlanta, GA  30308


                                   ITEM 2 (A)

Name of Person Filing:  WEDGE Capital Management L.L.P.


                                   ITEM 2 (B)

Address of Principal Business Officer or, if none, Residence:

             2920 One First Union Center, 301 South College Street,
                      Charlotte, North Carolina 28202-6002

                                   ITEM 2 (C)

Citizenship:  North Carolina

                                   ITEM 2 (D)

Title of Class of Securities:  Common Stock

                                   ITEM 2 (E)

CUSIP Number:  691497309

                                     ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  (  )  Broker or Dealer registered under Section 15 of the Act

         (b)  (  )  Bank as defined in section 3(a) (6) of the Act

         (c)  (  )  Insurance Company as defined in section 3(a) (19) of the Act

         (d)  (  )  Investment Company registered under section 8 of the
                    Investment Company Act

         (e) (X) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b) (1) (ii) (F)

         (g) ( ) Parent Holding Company, in accordance with ss.240.13d-1(b) (ii) (G) (Note: See Item 7)

         (h)  (  )  Group, in accordance with ss.240.13d-1(b) (1) (ii) (H)


                                     ITEM 4

Ownership:

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned:  532,976 shares

         (b)  Percent of Class: 6.0%

         (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        None

                  (ii)  shared power to vote or to direct the vote:
                        532,976

                  (iii) sole power to dispose or to direct the disposition of:
                        None

                  (iv)  shared power to dispose or to direct the disposition of:
                        532,976

                                     ITEM 5

Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

         Inapplicable

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:

         Inapplicable.

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

                                     ITEM 8

Identification and Classification of Members of the Group:

         Inapplicable.

                                     ITEM 9

Notice of Dissolution of Group:

         Inapplicable.

                                     ITEM 10

Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 1998

                                       WEDGE CAPITAL MANAGEMENT L.L.P.



                                       By   /s/ R. Michael James
                                            ---------------------------
                                            R. Michael James
                                            General Partner